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                           December 2, 2020

       Travis C. Mickle, Ph.D.
       Chief Executive Officer
       KemPharm, Inc.
       1180 Celebration Boulevard, Suite 103
       Celebration, FL 34747

                                                        Re: KemPharm, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 25,
2020
                                                            File No. 333-250945

       Dear Dr. Mickle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Matthew P. Dubofsky,
Esq.